Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES AMENDS ITS NORMAL COURSE ISSUER BID

Kingsey Falls, Quebec, June 4, 2018 – Cascades Inc. (TSX: CAS) received approval from the Toronto Stock Exchange to amend its Normal Course Issuer Bid program (NCIB). The modification increases the maximum number of common shares (“Common Shares”) that may be repurchased from 951,641 Common Shares, to 1,903,282 Common Shares or 2% of the Common Shares issued and outstanding as at March 9, 2018. No other terms of the NCIB were amended.

Purchases pursuant to the normal course issuer bid started on March 19, 2018 and will not continue beyond March 18, 2019. Under its current NCIB, the Corporation has repurchased 646,900 Common Shares, at a weighted-average price of 13.16$. All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Information:

Jennifer Aitken, MBA

Director, Investor Relations

Cascades Inc.
514-282-2697

jennifer_aitken@cascades.com

Web site: www.cascades.com

Green by Nature Blog: blog.cascades.com

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